3-31-02

02030047

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 22 March 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

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Jupiters Limited and its Controlled Entities

Financial Statements at 31 December 2001

Independent Audit Report

Scope

We have audited the accompanying financial statements of Jupiters Limited and its controlled entities (the "Economic entity") which include the consolidated statements of financial position as of December 31, 2001 and June 30, 2001 and the consolidated statements of financial performance and consolidated statements of cashflows for each of the six months ended December 31, 2001 and December 31, 2000, all expressed in Australian dollars. The company's directors are responsible for the financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Our audits have been conducted in accordance with auditing standards generally accepted in Australia to provide reasonable assurance whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial statements are presented fairly in accordance with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting and statutory requirements so as to present a view which is consistent with our understanding of the Economic entity's financial position, the results of its operations and its cashflows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of the Economic entity as of December 31, 2001 and June 30, 2001 and the results of its operations and cashflows for each of the six month periods ended December 31, 2001 and December 31, 2000, in conformity with Australian Accounting Standard AASB 1029 "Interim Financial Reporting".

Basis of Preparation of Financial Statements

Accounting practices used by Jupiters Limited in preparing the accompanying financial statements conform with generally accepted accounting principles in Australia, which differ in certain material respects with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net profit and shareholders' equity to United States generally accepted accounting principles is set forth in Note 5 to the accompanying financial statements.

Arthur Andersen

ARTHUR ANDERSEN
Chartered Accountants

Brisbane, Australia
11 February 2002 (except with respect to matters discussed in Notes 5 and 6, as to which the date is 22 March 2002)

JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
SIX MONTHS ENDED DECEMBER 31, 2001 AND 2000
(A$ in thousands)

	Consolidated	
	2001	2000
Profit from ordinary activities before income tax expense	A$68,888	A$69,343
Income tax expense	(31,939)	(25,722)
Net profit before outside equity interests	36,949	43,621
Net profit attributable to outside equity interests	(763)	(1,203)
Net profit attributable to members of the chief entity	A$36,186	A$42,418
Dividends provided for or paid	A$23,984	A$21,722
Basic earnings per share (Australian cents per share)	15.0	17.6
Diluted earnings per share (Australian cents per share)	15.0	17.6

The accompanying notes form an integral part of this
condensed statement of financial performance

JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001 AND JUNE 30, 2001
(A$ in thousands)

	Consolidated	
	12/31/01	06/30/01
CURRENT ASSETS:		
Cash assets	A$90,829	A$116,742
Receivables	43,835	30,386
Inventories	15,919	13,339
Prepayments	10,862	11,061
Total current assets	161,445	171,528
NON-CURRENT ASSETS:		
Property, plant and equipment	786,062	790,483
Intangibles	123,196	127,988
Other	50,241	51,536
Total non-current assets	959,499	970,007
Total assets	1,120,944	1,141,535
CURRENT LIABILITIES:		
Payables	105,633	80,277
Interest bearing liabilities	1,768	1,606
Tax liabilities	17,626	27,131
Other provisions	49,440	44,039
Total current liabilities	174,467	153,053
NON-CURRENT LIABILITIES:		
Interest bearing liabilities	286,637	340,739
Deferred tax liabilities	16,109	17,157
Other provisions	10,123	9,942
Total non-current liabilities	312,869	367,838
Total liabilities	487,336	520,891
Net assets	A$633,608	A$620,644
EQUITY:		
Contributed equity	A$466,125	A$466,125
Retained profits	136,083	123,881
Chief entity interest	602,208	590,006
Outside equity interest	31,400	30,638
Total equity	A$633,608	A$620,644

The accompanying notes form an integral part of this
condensed statement of financial position

JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS
SIX MONTHS ENDED DECEMBER 31, 2001 AND 2000
(A$ in thousands)

	Consolidated	
	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Cash receipts in the course of operations	A$393,185	A$362,289
Cash payments in the course of operations	(280,906)	(267,711)
Interest received	1,677	3,350
Borrowing costs	(11,003)	(13,267)
Income taxes paid	(32,492)	(30,135)
Net cash provided by operating activities	70,461	54,526
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	(17,404)	(17,427)
Proceeds from sale of property, plant and equipment	39	226
Purchase of businesses	(2,000)	(5,719)
Net cash used in investing activities	(19,365)	(22,920)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Repayment of borrowings	(90,400)	-
Dividends paid	(25,672)	(23,635)
Proceeds from borrowings	40,000	-
Repayment of finance lease	(937)	(959)
Net cash used in financing activities	(77,009)	(24,594)
Net increase/(decrease) in cash held	(25,913)	7,012
Cash at the beginning of the period	116,742	122,946
Cash at the end of the period	A$90,829	A$129,958

The accompanying notes form an integral part of this condensed statement of cash flows

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

These general purpose consolidated financial statements have been prepared for the six months ended December 31, 2001 in accordance with Australian Accounting Standard AASB 1029: Interim Financial Reporting. It is recommended that this report be read in conjunction with the June 30, 2001 Annual Report and any public announcements made by Jupiters Limited and its controlled entities during the half year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. Except for a change in policy regarding interest bearing liabilities denominated in foreign currency, the accounting policies used are consistent with those applied in the June 30, 2001 Annual Report.

Interest Bearing Liabilities Denominated in Foreign Currency

In accordance with AASB 1012: Foreign Currency Translation, from December 31, 2001, interest bearing liabilities (unsecured notes) denominated in foreign currency have been translated to Australian currency at the exchange rate applicable at period end. At December 31, 2001, the associated cross currency interest rate swap has been recognizsed as a non-current asset of A$48.8 million (June 2001: A$51.5 million). There is no impact on net profit or net indebtedness from this change in basis of presentation. Comparative information has been restated to achieve consistency with the changed basis of presentation.

2. PROFIT FROM ORDINARY ACTIVITIES
(A$ in thousands)

	Consolidated 2001	Consolidated 2000
Profit from ordinary activities has been arrived at after:		
Crediting the following -		
Operating revenues:		
Casino	A$246,364	A$250,194
Hotel	63,665	62,733
Other gaming and wagering	69,740	56,504
Gaming equipment sales and technology services	24,578	21,593
	A$404,347	A$391,024
Other revenues:		
Interest from other persons	A$1,435	A$3,316
Proceeds from sale of property, plant and equipment	39	225
Other	1,321	1,206
	A$2,795	A$4,747
Charging the following expenses -		
Depreciation and amortization expense:		
Depreciation of property, plant and equipment	A$20,178	A$19,970
Amortization of:		
Leased assets	1,657	2,332
Goodwill	3,973	3,938
Management contract	264	264
Deferred borrowing costs	553	552
	A$26,625	A$27,056
Borrowing costs:		
Finance charges relating to leases	A$112	A$164
Interest paid to other persons	11,522	13,545
	A$11,634	A$13,709
Other expenses:		
Property lease rentals	2,739	3,425
Government gaming taxes/community benefit contribution	54,804	54,827
Bad debts written off and provision for doubtful debts	863	778
Provision for employee entitlements	7,110	8,542

3. SEGMENT INFORMATION (A$ in thousands)

	December 31, 2001		December 31, 2000	
Business Segments:	Segment Revenue	Segment Result	Segment Revenue	Segment Result
Land based operations	A$310,029	A$75,748	A$312,927	A$84,210
Wide-area operations	59,549	10,950	51,277	4,894
Technology operations	28,811	650	23,977	1,473
Sportsbetting operations	11,824	4,928	8,043	2,909
Net interest	1,435	(10,199)	3,315	(10,394)
Unallocated	6,198	(14,137)	6,576	(14,673)
Eliminations	(10,704)	948	(10,344)	924
Consolidated	A$407,142	A$68,888	A$395,771	A$69,343

Land based operations includes all hotel/casino related activities.

Wide-area operations includes all keno and gaming machine monitoring activities.

Technology operations includes AWA Technology Services and Jupiters Technology.

Consolidated segment result equates to profit from ordinary activities before income tax expense.

Goodwill attributable to the acquisition of the AWA group is included in Unallocated.

4. CONTINGENT LIABILITIES

On December 21, 2001, the Federal Court of Australia dismissed the Company's appeal against the Australian Taxation Office's ("ATO") disallowance of certain rental deductions claimed in respect of the lease of the Brisbane hotel/casino complex since 1995. On January 11, 2002, the Company lodged a Notice of Appeal with the Full Federal Court of Australia against the above decision.

If the ATO's position were to be upheld by the Courts, the net cumulative amount to be charged to income tax expense to December 31, 2001, after taking account of timing differences, would be approximately A$10 million inclusive of cumulative interest and penalties to that date.

The Company maintains it has treated these rental payments appropriately for taxation purposes, based on independent specialist taxation and legal advice. Notwithstanding that, a provision for a potential adverse outcome has been brought to account at December 31, 2001 which has reduced net profit by A$10 million for the six months ended on that date.

All other contingent liabilities have not changed since the last reporting date.

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

As stated in Note 1, the consolidated financial statements of the Economic Entity are prepared in accordance with Australian generally accepted accounting principles which differ in certain material respects from US GAAP.

(a) Additional Disclosures

Defined Contribution Superannuation Funds

The Company makes payments in respect of employees to defined contribution superannuation funds. The total amount paid during the six months ended December 31 was A$7.4 million (2000: A$6.9 million; 1999: A$4.9 million).

Employee Share Plan

The Company has established an employee share plan whereby shares may be purchased on behalf of employees on-market through payroll deductions.

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - (Continued)

Executive Option Plan

The Company has established an executive share option plan whereby certain employees have been granted options to purchase the Company's shares at a price equal to the market value of the shares on the date the options were granted. Generally, these options vest three years after the grant date. The number of options that will ultimately vest is dependent upon the overall return to shareholders during the vesting period compared to a benchmark group of similar sized Companies listed on the stock exchange.

Under Australian GAAP, no compensation expense will be recognized relating to these share options. Under US GAAP, the Company has elected to calculate compensation expense for these share options based on APB Opinion No. 25, "Accounting for Stock Issued to Employees." This standard requires the Company to record compensation expense when both the exercise price and the number of options that will vest becomes known, based on their intrinsic value, measured as the difference between the share price and the exercise price at the measurement date. No compensation cost has been recognized to date as the number of options that will vest is not yet known.

Income Tax (A$ in thousands)

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in the Provision for Deferred Income Tax in Non Current Provisions. Significant components of the Company's deferred tax liabilities as at December 31, 2001 and June 30, 2001 are as follows:

	Consolidated	
	December 31, 2001	**June 30, 2001**
Provisions	A$(10,353)	A$(10,049)
Accruals	(3,483)	(3,882)
Prepayments and deferred expenditure	2,683	3,760
Operating leases	9,941	9,291
Depreciation	17,321	18,037
Net Provision for Deferred Income Tax	A$16,109	A$17,157

The effective tax rate for December 31, 2001 and 2000 approximates the federal statutory income tax rate after adjusting for amortization of goodwill and a provision for income tax expense of A$10 million (2000: nil) in respect of a potential adverse outcome of an appeal to the Full Federal Court of Australia concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. There are no other material reconciling items.

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - (Continued)

Nature of Operations

The principal activities of Jupiters Limited and its controlled entities during the six months ended December 31, 2001 were the operation of hotel casino properties on the Gold Coast and in Brisbane, the direct management of a hotel casino property in Townsville, the operation of wide area keno gaming in Queensland and New South Wales, the provision of gaming machine monitoring services in Queensland, the operation of an international fixed odds sports book from the Northern Territory and the provision of information technology support services throughout Australia. The Company is also a supplier of racing and gaming systems to licensed operators internationally. In addition, the Company considers other investment opportunities in the tourism, leisure and gaming industry as they arise.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments (A$ in thousands)

The aggregate amounts of principal maturities (excluding finance leases) outstanding at December 31, 2001 comprise unsecured Notes of US$135 million repayable in March 2006, A$20.0 million drawn under an unsecured commercial bill facility which was refinanced in April 2001 and A$2.1 million drawn by Breakwater Island Trust under a secured commercial bill facility which was refinanced in August 2001.

Intangible Asset (A$ in thousands)

Land, buildings and casino licenses at cost as shown in the financial statements, includes costs of A$102 million associated with the acquisition of the casino license for Conrad Treasury (including a security deposit of A$50 million in respect of future lease payments for the leasehold premises that is presently being refunded to the Company over a ten year period).

Goodwill

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Accounting for Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". The Economic Entity must adopt these standards for US GAAP only on July 1, 2002 which may affect accounting for business combinations consummated after June 30, 2001 and for existing goodwill and other intangible assets of the Economic Entity upon adoption. The standards require, among other provisions, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis.

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - (Continued)

Goodwill - (Continued)

Additionally, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the Statements' criteria. Under the new standards, the Economic Entity will no longer amortize goodwill while other intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment in accordance with SFAS No. 121. The Economic Entity has not yet completed its assessment of the impact these new standards may have on the accompanying financial statements and cannot estimate whether any related impact would be material or not.

(b) Reconciliation of Australian GAAP to US GAAP (A$ in thousands)

The following reconciliations have been provided to give additional information as required under US GAAP. A description of the major differences between Australian GAAP and US GAAP follows the reconciliations.

		Consolidated	
	Note	6 months to December 2001	6 months to December 2000 (ix)
Net profit reported for Australian GAAP		A$36,186	A$42,418
Depreciation	(i)	(1,726)	(1,726)
Conrad Treasury and Jupiters Keno pre-opening expenses	(ii)	329	329
Difference in adjustment to swap carrying value	(iii)	5,584	(13,711)
Net deferred tax effect of above adjustments		(1,774)	4,125
Tax effect of equity method investment	(iv)	1,005	-
Cumulative effect of accounting change, net of tax	(v)	-	(11,558)
Total adjustments		3,418	(22,541)
Net profit under US GAAP		39,604	19,877
Earnings per share (cents)		16.4	8.2

		Consolidated	
	Note	December 31, 2001	June 30, 2001
Shareholders' equity as reported for Australian GAAP		633,608	620,644
Accumulated depreciation	(i)	(29,060)	(27,334)
Conrad Treasury and Jupiters Keno pre-opening expenses	(ii)	(15,250)	(15,592)
Dividends payable	(vi)	24,136	24,136
Capitalized interest income	(vii)	1,886	1,899
Breakwater Island Trust - Outside Equity Interest	(viii)	(31,400)	(30,638)
Breakwater Island Trust - distribution paid to Outside Equity Interest	(viii)	3,469	3,620
Difference in adjustment to swap carrying value	(iii)	(38,752)	(44,336)
Tax effect of equity method investment	(iv)	1,005	-
Net deferred tax effect of above adjustments		15,534	17,308
Shareholders' equity under US GAAP		A$565,176	A$549,707

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - (Continued)

(i) Depreciation

Both Australian GAAP and US GAAP specify that non-current assets (including buildings) are to be depreciated over the useful life of such assets to the business. The useful life of the Conrad Jupiters and Conrad Treasury buildings have been adjusted to 40 years to attain consistency with general practice in the application of US GAAP. The Company expects the useful life of those assets to exceed that timeframe.

(ii) Conrad Treasury and Jupiters Keno Pre-opening Expenses

Under Australian GAAP expenses may be deferred to future accounting periods where the estimated future benefits to be derived from such expenses are likely to be sufficient to recover those expenses. The Economic Entity has deferred certain costs incurred during the development and start up phase of both the Conrad Treasury and the real-time, wide-area keno operations and these costs are amortized over the period of estimated future benefit. Under US GAAP, such costs must be expensed when incurred.

(iii) Difference in Adjustment to Swap Carrying Value

Under US GAAP, derivatives are carried on the balance sheet at fair value and except in certain circumstances where hedge accounting is adopted, changes in the fair value of derivatives are recorded through net profit. On this basis, hedge accounting has not been adopted in accounting for the cross currency swap. For Australian GAAP purposes, hedge accounting has been applied and no mark-to-market adjustment has been recorded.

(iv) Tax Effect of Equity Method Investment

Under Australian GAAP, the difference between the book basis and tax basis of an equity method investment is not tax effected. US GAAP requires that a temporary difference be recorded for the difference between the book basis of an equity method investment and its tax basis, except for certain situations in which the investment is considered to be permanent in duration. Accordingly, a deferred tax asset has been recognized for US GAAP reporting.

(v) Cumulative Effect of Accounting Change

During the year to June 30, 2001, in accordance with SFAS 133, the Company changed its method of accounting for derivative instruments for US GAAP purposes. The effect of this adjustment was a reduction to net profit under US GAAP of A$11.6 million, or 4.8 cents per share for the year ended June 30, 2001.

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - (Continued)

(vi) Dividends and Distributions Payable

Under Australian GAAP, dividends and distributions must be recognized in the period to which they relate and provision for dividends and distributions payable is made where a constructive liability exists for the payment of such dividends at year end. Under US GAAP, dividends and distributions are recognized in the period in which they are declared and become legally payable.

(vii) Capitalized Interest Income

Interest income on unutilized funds was capitalized during the construction of Conrad Treasury. Under Australian GAAP, this interest income was capitalized and included in the development costs and amortized over the useful life of the project. Under US GAAP, this interest income is accounted for as income in the year earned.

(viii) Breakwater Island Trust - Outside Equity Interest

Outside equity interest has been included in Shareholders' Equity reported for Australian GAAP. The amount reported does not reflect distributions to outside equity interests. Under US GAAP, outside equity interest does not form part of shareholders' equity. For US GAAP purposes, outside equity interest has been reduced by distributions to outside equity interests and has been removed from Shareholders' Equity.

(ix) Restated Reconciliation of Australian GAAP to US GAAP for the Six Months Ended December 31, 2000

In the previously filed financial statements for the six months ended December 31, 2000, the Economic Entity applied hedge accounting under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" to its cross-currency swap. In preparing the financial statements for the year ended June 30, 2001, the Economic Entity revised the accounting treatment given to this swap by not applying hedge accounting. The result of this change is that the full effect of changes in the fair value of the swap during the six month period ended December 31, 2000 net of related deferred tax effect have been recorded as adjustments to the US GAAP net profit previously reported. The effect of these adjustment is a reduction of $10.7 million to net profit after tax for the six months to December 31, 2000.

5. UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - (Continued)

(x) **Investment in Breakwater** (A$ in thousands)

As at June 30, 2000, the Company began consolidating Breakwater Island Trust for Australian GAAP purposes. For US GAAP purposes, the investment in Breakwater Island Trust would be accounted for as an equity basis investment. The following are the assets and liabilities of Breakwater Island Trust that are included in the Australian GAAP Balance Sheet.

Asset/Liability	**December 31, 2001**	**June 30, 2001**
Cash Assets - Current	A$3,233	A$6,975
Receivables - Current	497	348
Inventories - Current	256	248
Prepayments - Current	737	462
Property, Plant and Equipment - Non Current	56,512	57,236
Deferred Tax Assets - Non Current	568	375
Payables - Current	3,573	879
Tax Liabilities	785	984
Other Provisions	1,315	3,793
Interest Bearing Liabilities - Non Current	2,100	6,000
Other Provisions - Non Current	1,038	833

These assets and liabilities would not appear on the US GAAP balance sheet. Instead, for US GAAP purposes, the balance sheet would include a non-current asset, Investment in Associates, of A$22,276,000 and A$22,966,490 at June 30, 2001 and December 31, 2001 respectively. In addition, for Australian GAAP purposes, the Statement of Financial Performance for the six months ended December 31, 2001 includes operating revenues of A$21,746,049 (2000: A$22,618,711) and operating expenses of A$20,339,381 (2000: A$19,703,297) attributable to Breakwater Island Trust.

6. SUBSEQUENT EVENTS

On February 20, 2002, the Company announced that agreement had been reached between Jupiters Limited and its two founder shareholders, BI Gaming Corporation ("BI Gaming") (a wholly owned subsidiary of Park Place Entertainment Inc) and CSS/PSS Pty Limited ("CSS") to introduce a new shareholder regulatory framework to replace the existing founder regime. In conjunction with, and to facilitate this proposal, the Company announced that it will also be undertaking a selective share buy-back funded by an issue of up to A$200 million of Reset Preference Shares ("Jupiters RPS").

6. SUBSEQUENT EVENTS - (Continued)

The new framework will end the concept of founder shares and enable all ordinary shares to be freely traded. The new regime will retain a requirement that the voting power of any shareholder must not exceed 5% without prior Queensland Government approval. All shareholders will also be subject to a new legislated maximum voting power of 10%. In addition, the Queensland Government will remove its restrictions on foreign ownership, meaning that shares in the Company will now only be subject to the standard provisions of the Foreign Investment Review Board that apply to all Australian companies.

As part of this arrangement, the Company has entered into conditional agreements to buy back 24.0117 million shares from BI Gaming and 16 million shares from CSS for A$4.54. Approximately 85% of the per share buy-back price will be by way of a return of capital, the remaining 15% will be by way of dividend which will be fully franked.

The new regulatory regime, the selective share buy-back and the issue of Jupiters RPS, are subject to a number of conditions, all of which must be satisfied. The unsatisfied conditions at the date of this report include approval of the Queensland Government; completion of the issue of the Jupiters RPS on terms satisfactory to the Company; and approval of Jupiters Limited shareholders, other than BI Gaming and CSS, at a general meeting.